JOHN HANCOCK CASH RESERVE, INC.

Exhibit - Item 77



	Sub-Item 77.C.

	(a)	December 5, 2001
		Special Meeting


(b) A proposal to approve an Agreement and Plan of Reorganization between your fund and John Hancock U.S. Government Cash Reserve ("Government Reserve"). Under this Agreement, your fund would transfer all of its assets to Government Reserve in exchange for shares of Government Reserve. These shares would be distributed proportionately to you and the other shareholders of your fund. Government Reserve would also assume your fund's liabilities.


	Number of affirmative votes	-		11,187,753
	Number of negative votes	-	     	   368,707